As filed with the Securities and Exchange Commission on July 14, 2005
Registration Nos. 333-123775; 333-102286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective

Amendment No. 1
to
Form S-1
on
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Terremark Worldwide, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	84-0873124
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2601 South Bayshore Drive Miami, Florida 33133 (305) 856-3200 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Jose A. Segrera
Executive Vice President and
Chief Financial Officer
2601 South Bayshore Drive
Miami, Florida 33133
(305) 856-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Paul Berkowitz, Esq.

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Pursuant to Rule 429 of the Securities Act of 1933, the prospectus which is a part of this Registration Statement is a combined prospectus and includes all the information currently required in a prospectus relating to the securities covered by Registration Statement No. 333-102286 filed by the Registrant on July 16, 2004 and declared effective on August 10, 2004. This Registration Statement also constitutes a Post-Effective Amendment to Registration Statement No. 333-102286.

Explanatory Note

      Terremark previously filed Registration Statement No. 333-102286 to register outstanding shares of its common stock, as well as shares of common stock underlying warrants and convertible preferred stock held by certain selling stockholders. Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement No. 333-123775 also serves as a post-effective amendment to Registration Statement No. 333-102286. As of July 14, 2005, of the 15,726,360 shares originally registered pursuant to Registration Statement No. 333-102286, 4,686,581 shares have either been sold or Terremark is no longer required to register such shares. Accordingly, these shares have been eliminated and this Post-Effective Amendment carries forward:

      (i) 8,579,020 shares of Common Stock; and

      (ii) 2,460,759 shares of Common Stock underlying warrants and convertible preferred stock.

      In addition, under Rule 429, the prospectus included herein also forms a part of Registration Statement No. 333-123775 which registers the following securities:

      (i) 9,363,636 shares of Common Stock;

      (ii) 2,257,624 shares of Common Stock underlying warrants;

(iii)	2,500,000 shares of Common Stock underlying an option granted by one selling stockholder to another selling stockholder; and

(iv)	2,000,000 warrants to purchase shares of Common Stock.

      This post-effective amendment is being filed in order to update the disclosures contained in the Registration Statement as well as to take advantage of Form S-3 for which Terremark is now eligible.

      On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices, and per share information set forth in this prospectus give effect to this reverse stock split.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 14, 2005

PROSPECTUS
Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-123775; 333-102286

Terremark Worldwide, Inc.

25,161,039 Shares of

Common Stock
2,000,000 Warrants to Purchase
Common Stock

The selling stockholders named on pages 21 through 30 may offer for sale up to 25,161,039 shares of our common stock, 17,942,656 of which are outstanding and 7,218,383 of which may be issued as a result of the exercise of warrants, options or outstanding shares of convertible preferred stock held by some of the selling stockholders. The selling warrantholders named on the same pages may offer for sale up to 2,000,000 warrants to purchase shares of our common stock.

We will not receive any proceeds from the sale of the shares by the selling stockholders or the sale of the warrants by the selling warrantholders. We will, however, receive proceeds if the selling stockholders pay cash to exercise some or all of the warrants owned by them.

Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On July 13, 2005, the closing price of the common stock was $6.88 per share. There is no public market for the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange or any automated quotation system. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices, and per share information set forth in this prospectus give effect to this reverse stock split.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Investing in our common stock or the warrants involves certain risks. See “Risk Factors” beginning on page 5     .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July      , 2005

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS AND SELLING WARRANTHOLDERS
PLAN OF DISTRIBUTION
INTERESTS OF NAMED EXPERTS AND COUNSEL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
EXHIBIT INDEX
Consent of PricewaterhouseCoopers LLP

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes included or incorporated by reference in this prospectus. Before you decide to invest in our common stock or the warrants, you should read the entire prospectus carefully, including the risk factors and the documents we have referred you to in “Incorporation of Certain Documents by Reference”. All references to “we,” “us,” “our,” the “Company,” or “Terremark” are to Terremark Worldwide, Inc. and its consolidated subsidiaries.

The Company

Our Business

      We operate Internet exchange points from which we provide colocation, interconnection and managed services to the government and commercial sectors. Our Internet exchange point facilities, or IXs, are strategically located in Miami, Florida, Santa Clara, California, Madrid, Spain and Sao Paulo, Brazil and allow networks to interconnect and exchange Internet and telecommunications traffic. Our flagship facility, the NAP of the Americas, in Miami, Florida is designed and built to disaster-resistant standards with maximum security to house mission-critical systems infrastructure. Our secure presence in Miami, a key gateway to North American, Latin American and European telecommunications networks, has enabled us to establish customer relationships with U.S. federal government agencies, including the Department of State and the Department of Defense. We have been awarded sole-source contracts with the U.S. federal government which we believe will allow us to both penetrate further the government sector and continue to attract federal information technology providers. As a result of our fixed cost operating model, we believe that incremental customers and revenues will result in improved operating margins and increased profitability.

      We generate revenue by providing high quality Internet infrastructure on a platform designed to reduce network connectivity costs. We provide our customers with the following:

•	space to house equipment and network facilities in immediate proximity to Internet and communications networks;

•	the platform to exchange telecommunications and Internet traffic and access to network-based services; and

•	related professional and managed services such as our network operations center, outsourced storage and remote monitoring.

      We differentiate ourselves from our competitors through the security and strategic location of our facilities and our carrier-neutral model, which provides access to a critical mass of Internet and telecommunications connectivity. We are certified by the U.S. federal government to house several “Sensitive Compartmented Information Facilities,” or “SCIFs,” which are facilities that comply with federal government security standards and are staffed by our employees. Approximately 29% of our employees maintain an active federal government security clearance.

      The immediate proximity of our facilities to major fiber routes with access to North America, Latin America and Europe has attracted numerous telecommunications carriers, such as AT&T, Global Crossing, Latin America Nautilus (a business unit of Telecom Italia), Progress Telecom, Sprint Communications and T-Systems (a business unit of Deutsche Telecom), to colocate their equipment with us in order to better service their customers. This network density, which allows our customers to reduce their connectivity costs, combined with the security of our facilities, has attracted government sector customers, including Blackbird Technologies, the City of Coral Gables, Florida, the Diplomatic Telecommunications Service — Program Office (DTS-PO, a division of the U.S. Department of State), Miami-Dade County, Florida, SRA International and the United States Southern Command. Additionally, we have had success in attracting content providers and enterprises such as Google, Internap, Miniclip, NTT/Verio, VeriSign,

Bacardi USA, Corporacion Andina de Fomento, Florida International University, Intrado, Jackson Memorial Hospital of Miami and Steiner Leisure.

Our Strategy

      Key components of our strategy include the following:

Deepen our relationships with existing customers. As of March 31, 2005, we have over 210 customers who have entered into agreements with us and are based in our NAP of the Americas facility and over 251 customers worldwide, including key contracts with agencies of the U.S. federal government and major enterprises. Due to the difficulties inherent in obtaining the qualifications and certifications required to conduct business with the U.S. federal government, we believe there are significant barriers to entry for competition which, coupled with our proven ability to secure government business through publicly awarded and sole-sourced contracts, increases the likelihood that we will be awarded additional contracts in the future. We also seek to enhance our relationships with our existing enterprise customers by selling additional colocation space, interconnections and related professional and managed services both directly and indirectly through partnerships and joint-ventures.

Penetrate new sectors. Since 2000, we have built a strong customer base in the government, telecommunications carrier and information technology service provider sectors. In order to continue growing our revenues, we are targeting additional customer sectors, such as financial services, healthcare, technology and media and communications, to which we can provide colocation, connectivity and exchange services as well as professional and managed services. We believe that our opportunity to penetrate these sectors is particularly strong due to specified information technology related requirements of new laws such as the Health Insurance Portability and Accountability Act, the USA Patriot Act and the Sarbanes-Oxley Act of 2002.

Establish insertion points for network-based services. The combination of our core infrastructure, comprised of state-of-the-art facilities with substantial fiber connectivity, our technology and our customer base provides us with the ability to directly connect multiple network service providers to our platform giving them access to a wide array of managed services. We define these combinations as Services Insertion Point™ locations. Our Services Insertion Point™ locations allow network service providers to reduce the capital and operational costs for the delivery of their services while maintaining a high degree of quality and availability. They also provide technology manufacturers and service providers with the ability to deploy their technology in a centralized fashion, reducing the capital and operational costs of reaching multiple network service providers, enterprises and end consumers. The ability to access multiple carriers in a single location, or “zero mile connectivity,” available via our Exchange Point Services Platform, allows all our customers to be pre-connected to one another and insert and deliver services in a real time and cost effective manner.

Maintain and establish a presence in strategic locations. In addition to our NAP of the Americas facility in Miami, Florida, we operate regional IXs in Madrid, Spain, Santa Clara, California, and Sao Paulo, Brazil. In comparison to our facility in Miami, our regional locations are smaller in size; our Miami facility represents 89% of our global footprint. These regional IXs are centrally managed from our Miami facility and require less capital to establish and manage than our primary facility. Our regional IXs enable us to offer enhanced services to existing customers by making colocation space, exchange point services and managed services available in more immediate proximity to their locations around the world. In addition, we are in the process of establishing operations in the Washington, D.C. area to support our customer-driven initiatives with the U.S. federal government. In response to the needs of our customers, we may establish and maintain Internet exchange points in additional locations deemed to be strategic.

Recent Events

      Acquisition of the building that houses the NAP of the Americas. During July 2004, we determined that an acquisition of the entity that owns the TECOTA, or Technology Center of the Americas, building, home of our flagship NAP of the Americas, was strategically important for us and would allow us to:

•	provide significant room for expansion by more than doubling our footprint in Miami;

•	have complete control over the building, allowing us to maintain the high security standards of our customers; and

•	increase our operating margin through the reduction of rent expense.

      On December 31, 2004, we completed the acquisition of TECOTA. We paid $40.0 million for the equity interests in Technology Center of the Americas, LLC and repaid $35.0 million in debt. We financed the purchase through multiple sources, including a $49.0 million first mortgage loan from Citigroup Global Markets Realty Corp., the issuance of $30.0 million in senior secured notes and the sale of 306,044 shares of our common stock valued at $2.0 million to Falcon Mezzanine Partners, LP and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen and Stichting Pensioenfonds ABP, two funds affiliated with AlpInvest Partners, or collectively the Falcon investors.

      Public Offering. On March 14, 2005, we issued and sold 6,000,000 shares of our common stock at $7.30 per share through an underwritten public offering. We received net proceeds of approximately $40.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have been and intend to continue using the net proceeds of the offering for general corporate purposes to support the growth of our business, which may include capital investments to build-out our existing facilities and potential acquisitions of complementary businesses.

      Reverse Stock Split. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices and per share information set forth in this prospectus give effect to this reverse stock split.

Our History

      We were formed in 1982 as Terremark Holdings, Inc., a Florida corporation, and, along with our subsidiaries, were engaged in the development, sale, leasing, management and financing of various real estate projects. We provided these services to private and institutional investors, as well as for our own account. The real estate projects with which we were involved included retail, high-rise office buildings, mixed-use projects, condominiums, hotels and governmental assisted housing. We were also involved in a number of ancillary businesses that complemented our core development operations. Specifically, we engaged in brokering financial services, property management, construction management, condominium hotel management, residential sales and commercial leasing and brokerage, and advisory services.

      On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger, we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company contained in this prospectus is that of Terremark Holdings, Inc. In conjunction with our development of the NAP of the Americas, we began to redefine and focus our strategy on providing housing and management of Internet and telecommunications infrastructure and began implementing a plan to exit all lines of business and real estate activities not directly related to the Internet exchange point strategy. Lines of business discontinued include IP fax services, unified messaging services, and telephony. Non-core real estate activities exited include real estate development, property management, financing and the ancillary businesses that complemented the real estate development operations. Our real estate activities currently include construction work at our facilities. As of March 31, 2002, we had completed our exit from lines of business and real estate activities not related to our Internet exchange point strategy.

Company Information

      Our principal executive office is located at 2601 South Bayshore Drive, Miami, Florida 33133 and our telephone number is (305) 856-3200. Our website is located at www.terremark.com and contains all of the annual, quarterly and special reports, proxy statements and other information we file with the Securities and Exchange Commission. However, information contained on our website is not part of this prospectus.

RISK FACTORS

      Investing in shares of our common stock or the warrants involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock or the warrants. If any of the following risks actually occur, our business, consolidated financial conditions and results of operations could be materially and adversely affected, the value of the shares of our common stock or the warrants could decline, and you may lose part or all of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations.

Risks Related to Our Business

          We have a history of losses, expect future losses and may not achieve or sustain profitability.

      We have incurred net losses from operations in each quarterly and annual period since our April 28, 2000 merger with AmTec, Inc. We incurred net losses of $9.9 million, $22.5 million and $41.2 million for the years ended March 31, 2005, 2004 and 2003, respectively. As of March 31, 2005, our accumulated deficit was $246.7 million. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to compete successfully against current and future competitors.

      Our products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

      Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have NAP centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX centers. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected. We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. We may experience competition from our landlords in this regard. Rather than leasing available space in our buildings to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords may enjoy a cost effective advantage in providing similar services as our NAPs, and this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our NAP centers.

      Our success in retaining key employees and discouraging them from moving to a competitor is an important factor in our ability to remain competitive. As is common in our industry, our employees are typically compensated through grants of stock options in addition to their regular salaries. We occasionally grant new stock options to employees as an incentive to remain with us. If we are unable to adequately maintain these stock option incentives and should employees decide to leave, this may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

We anticipate that an increasing portion of our revenues will be from contracts with agencies of the United States government, and uncertainties in government contracts could adversely affect our business.

      During the year ended March 31, 2005, revenues under contracts with agencies of the U.S. federal government constituted 42% of our data center revenues. Generally, U.S. government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government contracts are subject to specific procurement regulations. Failure to comply with these regulations and requirements could lead to suspension or debarment from future government contracting for a period of time, which could limit our growth prospects and adversely affect our business, results of operations and financial condition. Government contracts typically have an initial term of one year. Renewal periods are exercisable at the discretion of the U.S. government. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace U.S. government contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients would likely impair our financial performance.

      During the year ended March 31, 2005, we derived approximately 42% and 12% of our data center revenues from two customers. During the year ended March 31, 2004, we derived approximately 37% and 10% of our data center revenues from these same two customers. Because we derive a large percentage of our revenues from a few major customers, our revenues could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced.

We have significant debt service obligations which will require the use of a substantial portion of our available cash.

      We are a highly leveraged company. As of March 31, 2005, our total liabilities were approximately $168.7 million and our total stockholders’ equity was $40.2 million. Our new mortgage loan and our senior secured notes are, collectively, collateralized by substantially all of our assets.

      Each of these obligations requires significant amounts of liquidity. Should we need additional capital or financing, our ability to arrange financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically; and

•	the success of our facilities.

      We may be unable to find additional sources of liquidity on terms acceptable to us, if at all, which could adversely affect our business, results of operations and financial condition. Also, a default could result in acceleration of our indebtedness. If this occurs, our business and financial condition would be adversely affected.

The mortgage loan with Citigroup and our senior secured notes contain numerous restrictive covenants.

      Our mortgage loan with Citigroup and our senior secured notes contain numerous covenants imposing restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets; and

•	extend credit.

      Our failure to comply with the obligations in our mortgage loan with Citigroup and our senior secured notes could result in an event of default under the mortgage loan or the senior secured notes, which, if not cured or waived, could permit acceleration of the indebtedness or our other indebtedness, or result in the same consequences as a default in payment. If the acceleration of the maturity of our debt occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition.

Our substantial leverage and indebtedness could adversely affect our financial condition, limit our growth and prevent us from fulfilling our debt obligations.

      Our substantial indebtedness could have important consequences to us and may, among other things:

•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service requirements;

•	cause us to be unable to satisfy our obligations under our existing or new debt agreements;

•	make us more vulnerable to adverse general economic and industry conditions;

•	limit our ability to compete with others who are not as highly leveraged as we are; and

•	limit our flexibility in planning for, or reacting to, changes in our business, industry and market conditions.

      In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

Although we have not completed our assessment of the design and operating effectiveness of our internal control over financial reporting, we have identified material weaknesses in our internal control over financial reporting that may prevent us from being able to accurately report our financial results or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital.

      Effective internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess, and our independent registered public accounting firm attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with our evaluation of internal control over financial reporting, which is not complete, we identified material weaknesses, and may discover in the future, areas of our internal control that need improvement. Our efforts regarding internal controls are discussed in detail in our annual report on Form 10-K under Item 9A, “Controls and Procedures.” We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have not yet fully remediated the material weaknesses related to maintaining adequate controls to restrict access to key financial applications and data and controls over the custody and processing of disbursements and of customer payments received by mail; and controls over the billing function to ensure that invoices capture all services delivered to customers and that such services are invoiced and recorded accurately as revenue. If we do not remedy these material weaknesses, we may be required to report in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2005 or in subsequent reports filed with the Securities and Exchange Commission that material weaknesses in our internal controls over financial reporting continue to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

If our financial condition deteriorates, we may be delisted by the American Stock Exchange and our stockholders could find it difficult to sell our common stock.

      Our common stock currently trades on the American Stock Exchange, or AMEX. The AMEX requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our securities may be considered for delisting if:

•	our financial condition and operating results appear to be unsatisfactory;

•	it appears that the extent of public distribution or the aggregate market value of the securities has become so reduced as to make further dealings on the AMEX inadvisable; or

•	we have sustained losses which are so substantial in relation to our overall operations or our existing financial condition has become so impaired that it appears questionable whether we will be able to continue operations and/or meet our obligations as they mature.

      If our shares are delisted from the AMEX, our stockholders could find it difficult to sell our stock. To date, we have had no communication from the AMEX regarding delisting. If our common stock is delisted from the AMEX, we may apply to have our shares quoted on NASDAQ’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the AMEX. In addition, if our shares are no longer listed on the AMEX or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock regulations it is likely that the price of our common stock would decline and that our stockholders would find it difficult to sell their shares.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

      We are highly dependent on the skills, experience and services of key personnel, particularly Manuel D. Medina, our Chairman, President and Chief Executive Officer. The loss of Mr. Medina or other key personnel could have a material adverse effect on our business, operating results or financial condition. Our potential growth and expansion are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to recruit, hire, train and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry. Our inability to hire new personnel with the requisite skills could impair our ability to manage and operate our business effectively.

Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy.

      Substantially all of our business is dependent upon the continued operation of the TECOTA building. The TECOTA building and our other IX facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage at an IX facility may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

      As part of our strategy, we may pursue additional acquisitions of complementary businesses, products services and technologies to enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders’ ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks, including the following:

•	the ability to identify and consummate complementary acquisition candidates;

•	the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	diversion of management’s attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

•	insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	challenges in completing products associated with in-process research and development being conducted by the acquired businesses;

•	risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

•	issuance by us of equity securities that would dilute ownership of our existing stockholders;

•	incurrence and/or assumption of significant debt, contingent liabilities and amortization expenses; and

•	loss of key employees of the acquired companies.

      Failure to manage effectively our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Risks Related to our Common Stock and the Warrants

The public sale of our common stock by existing stockholders, the exercise of options and warrants we have outstanding and the conversion of our various series of convertible preferred stock and our 9% senior convertible notes may result in significant dilution, which would depress the market price of our common stock.

      The market price of our common stock could decline as a result of market sales by our existing stockholders or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, holders of our series H and I convertible preferred stock, our 9% senior convertible notes and outstanding options and warrants may convert their shares or notes to common stock or exercise their options or warrants to purchase our common stock, which would increase the number of outstanding shares of common stock in the future. As of May 16, 2005 we had the following outstanding:

•	294 shares of series H convertible preferred stock, which are convertible into an aggregate of 29,400 shares of our common stock;

•	384 shares of series I preferred stock, which are convertible into an aggregate of 1,279,872 shares of our common stock;

•	options to purchase an aggregate of 2,112,622 shares of our common stock;

•	warrants to purchase 2,719,635 shares of our common stock; and

•	9% senior convertible notes which are convertible into an aggregate of 6,900,000 shares of our common stock.

Our charter documents, Delaware law and specified change in control repurchase obligations provided for in the terms of our 9% senior convertible notes and other debt instruments may inhibit a takeover, which may cause a decline in the value of our stock.

      Provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our stockholders. Our board of directors’ authority to issue preferred stock and the lack of cumulative voting in our amended and restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock. For more information, please see “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law.” In addition, under the terms of our 9% senior convertible notes, if there is a change in control, the holders of these notes have the right to require us to repurchase their notes. Also, under the terms of our mortgage loan with Citigroup Global Markets Realty Corp., a change in control could allow the lenders to demand repayment of the loan. Under the terms of the senior secured notes issued to the Falcon investors, if there is a change in control, the holders of these notes will have the right to require us to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. Any of these events could have the effect of delaying, deferring or preventing a change in control.

The holders of our series H and I convertible preferred stock have payment rights that are senior to holders of our common stock.

      In the event of a liquidation, dissolution or winding up of Terremark, holders of our series H and I convertible preferred stock will have claims against our assets that are senior to any claims of the holders of our common stock. More specifically, the holders of our series H convertible preferred stock would be entitled to receive an amount equal to $1,700 per share of series H convertible preferred stock plus any accrued or declared and unpaid dividends thereon. The holders of our series I convertible preferred stock would be entitled to receive an amount equal to $25,000 per share of series I convertible preferred stock plus any accrued or declared and unpaid dividends thereon.

      For series H and I convertible preferred stock, a consolidation or merger of Terremark with or into any other corporation which results in the shareholders of Terremark owning less than 50% of the surviving entity, or a sale, conveyance or disposition of all or substantially all of the assets of Terremark, is deemed to be a liquidation, dissolution or winding up of Terremark. Under applicable Delaware law, these consolidations, mergers or sales, conveyances or dispositions of all or substantially all of our assets would require the approval of our board of directors.

Our common shares are thinly traded and, therefore, relatively illiquid.

      As of May 16, 2005, we had 42,745,283 common shares outstanding. While our common shares trade on the American Stock Exchange, our stock is thinly traded (approximately 1% of our stock traded on an average daily basis during the three months ended March 31, 2005) and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that the trading volume will increase in the near future or that, even if it does increase in the future, it will be maintained. Without a higher trading volume, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us.

Our stock price may be volatile, and you could lose all or part of your investment.

      The market for our equity securities has been extremely volatile. Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in our industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

You may not receive dividends on our common stock.

      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including the terms of the mortgage loan and the senior secured notes restrict our ability to pay dividends on our common stock. Holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

The warrants may have no value in a bankruptcy.

      In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

No public market exists for the warrants.

      The warrants are new issues of securities with no established trading market and will not be listed on any securities exchange. Under the registration rights agreement applicable to the warrants we are required to use our commercially reasonable efforts to file and have declared effective a shelf-registration statement registering the warrants and the shares of common stock underlying the warrants. The registration statement of which this prospectus forms a part is intended to satisfy that requirement. However, an active trading market for the warrants may not develop.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders or the sale of the warrants by the selling warrantholders under this prospectus. We will, however, receive proceeds if the selling stockholders pay cash to exercise some or all of the warrants owned by them. These proceeds will be used for working capital and other general corporate purposes to support the growth of our business, which may include capital investment to build-out our existing facilities and potential acquisitions of complementary businesses. We estimate that our expenses in connection with this offering will be approximately $310,000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several important factors including, without limitation, a history of losses, competitive factors, uncertainties inherent in government contracting, concentration of business with a small number of clients, the ability to service debt, substantial leverage, material weaknesses in our internal controls and our disclosure controls, energy costs, the interest rate environment, one-time events and other factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan and assume no obligation to publicly update or revise any forward-looking statements contained herein after the date of this prospectus, whether as a result of any new information, future events or otherwise.

DESCRIPTION OF CAPITAL STOCK

      The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

      As of May 16, 2005, under our amended and restated certificate of incorporation, we had the authority to issue:

•	100,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 5,882 shares are designated as series H convertible preferred stock and 600 shares are designated as series I convertible preferred stock.

      As of May 16, 2005:

•	42,745,283 shares of our common stock were outstanding;

•	294 shares of our series H convertible preferred stock were outstanding. Each share of series H convertible preferred stock may be converted into 100 shares of our common stock;

•	384 shares of our series I convertible preferred stock were outstanding. Each share of series I convertible preferred stock may be converted into 3,333 shares of our common stock; and

•	approximately 13,041,529 shares of our common stock have been reserved for issuance pursuant to the convertible preferred stock discussed above, our outstanding 9% senior convertible notes and options and warrants to purchase our common stock.

Rights of Our Common Stock

      Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

      Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with our mortgage loan with Citigroup and the terms of our senior secured notes, we may not pay cash or stock dividends without the written consent of Citigroup and the Falcon investors.

      Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Listing

      We list our common stock on the American Stock Exchange under the symbol “TWW.”

Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law

      Our amended and restated certificate of incorporation and bylaws, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our common stock.

Certificate of Incorporation and Bylaws

      Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

      Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

      Stockholder Action. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders’ meeting, unless the action that requires stockholder approval is approved by a majority of our continuing directors.

      Stockholder Meetings. Our bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 5 days prior to the date our directors determine for proposals to be received. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the stockholder’s notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

      Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. We have provisions in our amended and restated certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal certain provisions of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Statute

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•	the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•	the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

      We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors in the amount of $10 million. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

DESCRIPTION OF THE WARRANTS

      We issued the warrants under the terms of warrant certificates between us and Citigroup Global Markets Realty Corp. and us and each of the Falcon investors. The following summary of some provisions of these warrant certificates does not purport to be complete and is qualified in its entirety by reference to the form of warrant certificates, which are filed as exhibits to the registration statement of which this prospectus forms a part. Unless the context implies otherwise, all references in this prospectus to “Citigroup” are to Citigroup Global Markets Realty Corp. and all references in this prospectus to “Falcon” or “the Falcon investors” are to Falcon Mezzanine Partners, LP and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen and Stichting Pensioenfonds ABP.

General

      The Citigroup warrants and the Falcon warrants, when exercised, will entitle the holder to receive 500,000 and 1,500,000, respectively, fully paid and nonassessable shares of our common stock. The Citigroup warrants are divided into four equal tranches and are exercisable at $6.80, $7.40, $8.10 and $8.70 per share, respectively, and the Falcon warrants are also divided into four equal tranches and are exercisable at $6.90, $7.50, $8.20 and $8.80, respectively. The exercise price and the number of shares issuable upon exercise of these warrants are both subject to adjustment in specified cases referred to below. The holders of the Citigroup warrants and the Falcon warrants would be entitled to purchase shares of our common stock representing approximately 1.2% and 3.6%, respectively, of our outstanding common stock on March 15, 2005. The warrants are currently exercisable. Unless exercised, the Citigroup warrants will automatically expire at 5:00 p.m. Eastern time on December 31, 2011; and, unless exercised, the Falcon warrants will automatically expire at 5:00 p.m. Eastern time on December 30, 2011.

      Certificates for warrants will be issued in fully registered form only. The warrant certificates evidencing the warrants may be surrendered for exercise or exchange, and the transfer of warrant certificates will be registrable, at our office or agency maintained for that purpose. No service charge will be made for registration of transfer or exchange of any warrant certificate so surrendered. We may, however, require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

Exercise

      The warrants may be exercised in whole at any time and in part from time to time by surrendering to us the warrants to be exercised with the accompanying exercise form properly completed and executed, together with payment of the exercise price for shares being purchased. Payment of the exercise price may be made at the holder’s election (i) in cash in United States dollars by check or bank draft in New York Clearing House funds to our order, (ii) by the surrender of one or more warrant certificates (and without the payment of the exercise price in cash) in exchange for a number of shares of our common stock equal to the product of (a) the number of shares of our common stock for which the warrant is exercisable as of the exercise date (if the exercise price were being paid in cash), and (b) the cashless exercise ratio, (iii) by tendering notes held by the holder and issued by us having an aggregate principal amount, plus accrued and unpaid interest, if any, equal to the exercise price or (iv) any combination of (i), (ii) and (iii). The “cashless exercise ratio” shall equal a fraction, the numerator of which is the excess of the current market value per share (as defined) of our common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of our common stock on the exercise date. Upon surrender of a warrant certificate representing more than one warrant, the number of shares of our common stock deliverable upon a cashless exercise shall be equal to the product of the number of shares of our common stock issuable in respect of those warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant certificate shall be applicable with respect to an exercise of a warrant certificate in a cashless exercise for less than the full number of warrants represented by that certificate.

      Upon surrender of the warrants and payment of the applicable exercise price, we will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. No fractional warrant shares will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

Adjustments

      The number of warrant shares purchasable upon exercise of warrants and the exercise price will be subject to adjustment in specified events including:

(i) the payment by us of dividends and other distributions in the form of capital stock on our common stock;

(ii) subdivisions, combinations and reclassifications of our common stock;

(iii) the issuance to any person of our common stock or of securities convertible into or exchangeable or exercisable for shares of common stock or of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock, in each case, at a price which is less than the current market value per share (as defined) of our common stock, other than (1) upon exercise of any rights, options or warrants or other convertible or exchangeable securities which have previously been the subject of an adjustment under the warrant certificate for which the required adjustment has been made, (2) common stock equivalents or shares of common stock issued upon exercise of any common stock equivalents issued to our or our subsidiaries’ employees, officers or directors, consultants or advisors pursuant to stock purchase or stock option plans or other arrangements that are approved by our board of directors for the purpose of compensation or similar payment in connection with employment or services rendered to us or our subsidiaries, (3) shares of common stock issued upon exercise of any common stock equivalents outstanding on December 31, 2004 and (4) any exercise of the warrants; and

(iv) specified extraordinary dividends or distributions on our common stock where we distribute to our stockholders (1) any evidences of indebtedness of ours or any of our subsidiaries, (2) any assets of ours or any of its subsidiaries (whether in cash, property or otherwise), or (3) any rights, options or warrants to acquire any of the foregoing or to acquire any other securities of ours.

      If we, in a single transaction or through successive transactions, are involved in any capital reorganization other than any capital reorganization that does not result in any reclassification of the outstanding shares of our common stock into shares of other stock or other securities or property, or are involved in a consolidation or merger with or into another corporation, other than a merger or consolidation in which we are the continuing corporation and which does not result in any reclassification of our outstanding shares of common stock into shares of other stock or other securities or property, or the sale of all or substantially all of our assets, we will deliver upon exercise of the warrants the number of shares of stock or other securities or property that would otherwise have been deliverable upon the exercise of the warrants if the warrants had been exercised in full immediately prior to the transaction. As a condition to completing this transaction, if our company is not the surviving entity in this transaction, the successor corporation will enter into a supplemental warrant under the terms of which it expressly assumes the obligation to deliver to the holder of the warrants the shares of stock, securities or assets as the holder may be entitled to purchase, and the performance and observance of each and every covenant, condition, obligation and liability under the warrant certificate to be performed and observed by us.

      Fractional shares of common stock are not required to be issued upon exercise of the warrants, but in lieu thereof these fractional interests will be taken into account to the nearest one-thousandth (.001) of a share and will be aggregated until they equal one whole share.

      If any event occurs as to which the foregoing provisions are not strictly applicable but the lack of any provision for the exercise of the rights of a holder would not fairly protect the purchase rights of that holder in accordance with the essential intent and principles of these provisions, or, if strictly applicable, would not fairly protect the conversion rights of that holder in accordance with the essential intent and principles of the foregoing provisions, then we will appoint a firm of independent certified public accountants in the United States (which may be our regular auditors) of recognized national standing in the United States reasonably satisfactory to the holders, which shall give their opinion as to the adjustments, if any, necessary to preserve, without dilution, on a basis consistent with the essential intent and principles established in the foregoing provisions, the exercise rights of such Holder.

      “Current market value” per share of our common stock at any date shall mean:

(1) if our common stock is not then registered under the Exchange Act, the value determined by an independent financial expert (as defined); or

(2) if our common stock is then registered under the Exchange Act, the average of the daily closing bid prices of our common stock for the 20 consecutive trading days immediately preceding that date but only if our common stock has been listed at the time on a national securities exchange or the Nasdaq National Market or traded through an automated quotation system during the entire 20 trading day period. If our common stock has not been so listed or traded for the entire 20 trading day period, the “current market value” of our common stock will be determined as if our common stock was not registered under the Exchange Act.

      “Independent financial expert” means a reputable accounting, appraisal or investment banking firm that is, in the reasonable judgment of our board of directors, qualified to perform the task for which we engage that firm, is nationally recognized and disinterested and independent with respect to us and our affiliates and is reasonably acceptable to the holders of more than 50% of the warrants.

Preemptive Rights

      In the event that we seek to sell newly issued shares of our common stock or securities convertible or exercisable into shares of our common stock, each holder of warrants will be entitled to acquire, at the proposed offering price of these newly issued securities, that number of such newly issued securities equal to the aggregate number of the newly issued securities proposed to be offered multiplied by a fraction, the numerator of which will be the number of shares of common stock issuable upon exercise of the warrants held by the holder if the warrants were exercised on the issue date of the newly issued securities and the denominator of which will be the aggregate number of fully diluted shares of our common stock on the issue date of the newly issued securities.

      The foregoing preemptive rights do not apply to any of the following:

(i) common stock equivalents or shares of common stock issued upon exercise of any common stock equivalents issued to our or our subsidiaries’ employees, officers or directors, consultants or advisors pursuant to stock purchase or stock option plans or other arrangements that are approved by our board of directors for the purpose of compensation or similar payment in connection with employment or services rendered to us or our subsidiaries;

(ii) issuance of shares of our common stock issued upon exercise of any securities that are convertible or exercisable into shares of our common stock outstanding on the date hereof;

(iii) any newly issued securities issued for consideration other than cash under the terms of a merger, consolidation, acquisition or similar business combination approved by our board of directors;

(iv) any shares of our common stock or securities that are convertible or exercisable into shares of our common stock issued in connection with any stock split, stock dividend or recapitalization by us;

(v) any newly issued securities that are issued by us under the terms of an underwritten public offering; or

(vi) any newly issued securities sold or granted to any Person other than for money or for any purpose other than the raising of capital for us and our subsidiaries.

Reservation of Shares

      We have authorized and reserved for issuance and, subject to the provisions described above under “Adjustments”, will at all times reserve and keep available that number of original-issue (and not treasury stock) shares of our common stock as will be issuable upon the exercise of the warrants. Those shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free all taxes, claims, liens, charges and other encumbrances with respect to the issue thereof.

Amendment

      The warrant certificate may be amended, supplemented, changed, waived, discharged or terminated only by an instrument in writing entered into between us and the holder of the warrant.

SEC Reports and Other Information

      We will at all times file such reports required to be filed by us under the securities act and the exchange act and the rules and regulations adopted by the SEC under these acts. In addition, if we cease to be required to file such reports, we will, upon the request of the holders of the warrants, make publicly available other information that fulfills the information requirements set forth in Rule 144 (c) (2)), and will take such further action as the holders may request, to enable the holder to sell the warrants and the warrant shares without registration under the securities act.

No Rights as Stockholders

      Until the warrants have been exercised, the holders of the warrants will not be entitled to vote for the election of directors or upon any matter submitted to stockholders at any meeting, give or withhold consent to any corporate action, receive notice of meetings or other actions affecting stockholders, receive dividends, distributions or subscription rights or otherwise be deemed the holder of our common stock. The holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or our winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of the bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of the bankruptcy case. See “Risk Factors – The warrants may have no value in a bankruptcy”.

Registration Rights

      We are filing the registration statement of which this prospectus forms a part in part to satisfy our obligation to register the resale of the warrants and the shares of our common stock issuable upon exercise of the warrants we will keep this registration statement effective until the earlier of the expiration of the time period referred to in Rule 144(k) under the securities act (provided that all of the warrants and shares issuable upon exercise of the warrants are then available for immediate sale to the public under that rule) and the time at which all of the warrants and the shares of our common stock issuable upon exercise of the warrants have been sold or are otherwise freely tradable without registration under the securities act. We will also prepare and file with the SEC amendments and supplements to the registration statement of which this prospectus is a part as may be necessary to keep the registration statement effective and to comply with the provisions of the securities act and applicable rules with respect to the sale or other disposition of the warrants and shares issuable upon exercise of the warrants whenever the holder of these securities shall desires to sell the securities.

SELLING STOCKHOLDERS AND SELLING WARRANTHOLDERS

      Terremark previously filed Registration Statement No. 333-102286 to register outstanding shares of its common stock, as well as shares of common stock underlying warrants and convertible preferred stock held by certain selling stockholders. Pursuant to Rule 429 under the Securities Act of 1933, the Registration Statement of which this Prospectus forms a part serves as a post-effective amendment to Registration Statement No. 333-102286. As of July 14, 2005, of the 15,726,360 shares originally registered under Registration Statement No. 333-102286, 4,686,581 shares have either been sold or Terremark is no longer required to register such shares. Accordingly, these shares have been eliminated and this prospectus carries forward:

      (i) 8,579,020 shares of common stock and;

      (ii) 2,460,759 shares of common stock underlying warrants and convertible preferred stock.

      In addition, under Rule 429, this prospectus also forms a part of Registration Statement No. 333-123775 which registers the following securities:

(i)	9,363,636 shares of common stock;

(ii)	2,257,624 shares of common stock underlying warrants; and

(iii)	2,500,000 shares of Common Stock underlying an option granted by one selling stockholder to another selling stockholder.

      In connection with the financing of our purchase of TECOTA on December 31, 2004, we issued 306,044 shares to the Falcon investors and issued warrants to purchase an aggregate of 2,000,000 shares of common stock to Citigroup Global Markets Realty Corp., or Citigroup, and the Falcon investors. The shares issued to the Falcon investors as well as the shares underlying the warrants issued to Citigroup and the Falcon investors are being registered pursuant to this Registration Statement. In addition, the warrants issued to Citigroup and Falcon are being registered, pursuant to this Registration Statement to permit public secondary trading of the warrants.

      The following table sets forth information with respect to the selling stockholders and the selling warrantholders as of July 14, 2005, including those shares of common stock carried forward and originally offered by the selling stockholders pursuant to Registration Statement No. 333-102286. All of the information contained in the table below is based upon information provided to us by the selling stockholders and the selling warrantholders and we have not independently verified this information. Except as otherwise disclosed, the selling stockholders and the selling warrantholders do not have and within the past three years have not had any position, office or other material relationship with us or any of our predecessors or affiliates or are broker-dealers or affiliates of broker-dealers.

      Of the shares that may be offered for sale by the selling stockholders named below,

•	3,418,357 may be issued as a result of the exercise of warrants,

•	2,500,000 may be issued as a result of the exercise of options granted by one selling stockholder to another selling stockholder, and

•	1,300,026 may be issued as a result of the conversion of outstanding shares of our convertible preferred stock.

      Of these warrants, warrants to purchase 3,418,356 shares are currently exercisable. These warrants have exercise prices ranging from $4.00 to $27.60 per share. The options have an exercise price of $5.00 per share. The number of shares of common stock that may be actually purchased by some selling stockholders under these warrants or the options or received by some selling stockholders upon conversion of the convertible preferred stock and the number of shares of common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because some selling stockholders may purchase all, some or none of the shares of common stock which can be purchased under the warrants or the options and each selling stockholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the basis that each selling stockholder will purchase the maximum number of shares of common stock provided for by the warrants or the options or convert all of the convertible preferred stock owned by the selling stockholder and each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

					Number of	Percentage of
	Number of				Shares	Shares
	Shares			Number of	Beneficially	Beneficially
	Beneficially	Number of		Warrants	Owned After	Owned After
Selling Stockholder	Owned(1)	Shares Offered		Offered	Offering(1)(2)	Offering(1)(2)

50 State Security Service, Inc.(3)	21,253	21,253		0	0	*
AGA Investments, LLC(4)	25,419	25,419	(5)	0	0	*
AHV Associates LLP(6)	10,000	10,000	**	0	0	*
ARJ, LLC(20)	102,730	102,730		0	0	*
Jaime Alfaro	2,050	2,050	**	0	0	*
Francisco Alvarez	20,172	20,172		0	0	*
Guillermo Amore(7)	398,392	61,288		0	337,103	*
Anaga Corporation(8)	40,344	40,344		0	0	*
Andover Capital Management, SA(9)	50,403	50,403		0	0	*
Aperture Research, Inc.	10,000	10,000	**	0	0	*
Seth Appel	3,404	3,404	**	0	0	*
Associated Resources, Inc.(10)	50,430	50,430		0	0	*
Asturpizza, S.A.(11)	84,076	84,076	(12)	0	0	*
Aventura Trust #2	602	602		0	0	*
B & J Grey Investments, LP	80,524	80,524		0	0	*
BCT Bank International(13)	100,861	100,861		0	0	*
Bancafe International Bank Ltd.(14)	355,547	355,547		0	0	*
Barrow Street Real Estate Fund L.P.	6,250	6,250	**	0	0	*
Baruch Halpern & Shoshana Halpern	22,697	22,697	**	0	0	*
Belleville Investments, Ltd.(15)	525,000	525,000		0	0	*
Jeffrey Berkowitz	286,752	286,752		0	0	*
Bermello, Ajamil & Partners, Inc.(16)	43,259	19,691		0	23,567	*
Willy Bermello	23,562	23,562		0	0	*
Bierman, Shohat, Lowey & Klein, PA(17)	987	987		0	0	*
Boccador Enterprises Inc. Profit Sharing Plan & Trust 11/1/96(18)	100,861	100,861		0	0	*
William Brunner	1,028	1,028	**	0	0	*
Aviva Budd(19)	132,730	62,203		0	126,474	*
Gisele Bundchen	98,869	98,869		0	0	*
CIG Investments, LLLP(20)	166,448	166,448	(21)	0	0	*
Aldo Comuzzi	48	48	**	0	0	*
CRG, LLC(22)	423,447	423,447		0	0	*
Vidal Cano and Maria De Cano	12,611	12,611	(23)	0	0	*
Cartecla Finance Corporation(24)	12,103	12,103		0	0	*
Roger Castilleros	968	968	**	0	0	*
Chase & Brackenbury Revocable Living Trust(25)	12,611	12,611	(23)	0	0	*

						Number of	Percentage of
	Number of					Shares	Shares
	Shares				Number of	Beneficially	Beneficially
	Beneficially		Number of		Warrants	Owned After	Owned After
Selling Stockholder	Owned(1)		Shares Offered		Offered	Offering(1)(2)	Offering(1)(2)

James Blanchard Cisneros	33,334		33,334		0	0	*
Citigroup Global Markets Realty Corp.(26)	500,000		500,000	**	500,000	0	*
Communication Investors Group	225,523		225,523	(27)	0	0	*
Crenshaw Bowling Inc. Profit Sharing Plan, George Brandt, TTEE(28)	4,203		4,203	(29)	0	0	*
Edward Cury	2,522		2,522	(30)	0	0	*
Anthony Dacosta	411		411	**	0	0	*
Luz Elena Davila	8,407		8,407	(32)	0
Doering Family Holdings(31)	30,000		30,000		0	0	*
Robert Donahue	20,000		20,000	**	0	0	*
Charles Dusseau	10,204		10,204		0	0	*
Dutko Tax Savings Trust	2,941		2,941		0	0	*
David Dycus	4,203		4,203	(29)	0	0	*
Donald Evans	8,407		8,407	(32)	0	0	*
Harold Evans	68,882		68,882		0	0	*
FA Holdings, Inc.(33)	100,861		100,861		0	0	*
Falcon Mezzanine Partners, LP	903,022		903,022	(34)	750,000	0	*
Fellows Avenue Management Group, Inc.(35)	1,066		1,066		0	0	*
Antonio S. Fernandez(36)	76,985		8,916	(37)	0	68,068	*
Jose Maria Figueres-Olsen(38)	30,430	(39)	430		0	30,000	*
The Frank James Edwards Estate III Trust(40)	10,086		10,086		0	0	*
Michael Frankfurt IRA	34,440		34,440		0	0	*
Charles Garcia	1,300		1,300	**	0	0	*
The Gene E. Dooley GRHC Trust U/ A/ D 1/31/1989(41)	10,086		10,086		0	0	*
Mary Gilbert	34,881		34,881		0	0	*
Thomas and Emma Ginley	137,763		87,817		0	49,945	*
Howard M. Glicken	2,364		2,364		0	0	*
Pablo Gomez	90,775		90,775		0	0	*
Greenhill Technology Investors L.P.	18,750		18,750	**	0	0	*
Lee Gross	8,407		8,407	(32)	0	0	*
Guazapa Properties, Inc.(42)	238,171		238,171	(43)	0	0	*
Michael Halperin	274		274	**	0	0	*
HugoSabel, SA(44)	20,857		20,857		0	0	*
Idlewyld, LLC	22,697		22,697	**	0	0	*
Interim Capital Management, Inc.(45)	55,722		11,722		0	44,000	*
J.L. Hoffman & Associates, PA(46)	56		56		0	0	*
Edward P. Jacobson(47)	51,365		51,365		0	0	*
The Jean A. Edwards Children’s Trust for Frank James Edwards U/ A/ D 3/3/1993(48)	10,086		10,086		0	0	*
The Jean A. Edwards Children’s Trust for Victoria Edwards U/ A/ D 3/3/1993(49)	10,086		10,086		0	0	*

					Number of		Percentage of
	Number of				Shares		Shares
	Shares			Number of	Beneficially		Beneficially
	Beneficially	Number of		Warrants	Owned After		Owned After
Selling Stockholder	Owned(1)	Shares Offered		Offered	Offering(1)(2)		Offering(1)(2)

The John H. Reynolds Jr. Trust(50)	215	215		0	0		*
John H. Reynolds, Jr., Trust(50)	574	574		0	0		*
Joseph M. Steinberg, Trustee U/ A DTD 4/8/1999	100,430	50,430		0	50,000	(51)	*
Kaufman Bros., LP	30,000	30,000	**	0	0		*
Thomas Kennedy	8,407	8,407	(32)	0	0		*
Avi Kent	910	910	**	0	0		*
Kinetics Mechanical Services, Inc.(52)	1,701	1,701	(53)	0	0		*
Mark Klein	216	216	**	0	0		*
Alexis Korybut	1,300	1,300	**	0	0		*
Michael P. Latterner	1,666	1,666	**	0	0		*
Stacy Lloyd	13,776	13,776		0	0		*
Los Pinos Investment Trust(54)	230,001	230,001		0	0		*
Louisa Stude Sarofim GRAT	336,304	336,304	(55)	0	0		*
Alexis Lucas	8,407	8,407	(32)	0	0		*
The Lynn S. Dooley GRHC Trust U/ A/ D 1/31/1989(56)	20,172	20,172		0	0		*
MGM Mancha(57)	51,698	51,698		0	0		*
Alfredo Maduro	4,203	4,203	(29)	0	0		*
Antonio H. Mancha	62,235	25,000	(58)	0	37,235	(59)	*
Keith Manley	1,028	1,028	**	0	0		*
Margui Family Partners Ltd.(60)	138,346	138,346		0	0		*
Jose Marquina	15,000	15,000		0	0		*
William S. Martin	1,076	1,076		0	0		*
McMahan Securities Co. LP	102,138	102,138	**	0	0		*
Manuel D. Medina(61)	3,633,140	113,464		0	3,519,676		8.4
Rachael L. Mellon	1,374,032	1,283,106		0	90,925		*
Carr Moody	216	216	**	0	0		*
Marco Moreno	10,000	10,000		0	0		*
NAP de las Americas-Madrid, SA(62)	865,201	865,201		0	0		*
NIS Holdings, LLC	2,500,000	2,500,000	(63)	0	0		*
Francisco Novela	34,286	34,186		0	0		*
Ocean Bank(64)	2,000,000	2,000,000		0	0		*
Original Concepts, Inc.(65)	8,407	8,407	(32)	0	0		*
David Orlinsky	137,762	137,762		0	0		*
Charles G. Palmer Inter Vivos Trust 3/12/1993(66)	574	574		0	0		*
Palmer Trust(66)	215	215		0	0		*
Paradise Stream (Delaware) Limited(67)	2,500,000	2,500,000		0	0		*
Park Ravine Partners, Ltd(68)	806,888	806,888		0	0		*
Parkland Securities Corp.(69)	12,611	12,611	(23)	0	0		*
Pascual & Helen Theodora Family Trust(70)	25,222	25,222	(5)	0	0		*
Patrick G. Theodora Family Trust(71)	42,038	42,038	(72)	0	0		*
Picton Commercial Corp.(73)	16,815	16,815	(74)	0	0		*
Probedel S.A.(75)	698,524	472,072		0	226,552		*
Promociones Bursatiles, SA(76)	555,178	555,178	(77)	0	0		*

					Number of	Percentage of
	Number of				Shares	Shares
	Shares			Number of	Beneficially	Beneficially
	Beneficially	Number of		Warrants	Owned After	Owned After
Selling Stockholder	Owned(1)	Shares Offered		Offered	Offering(1)(2)	Offering(1)(2)

Quantum Overseas, Inc.(78)	20,333	20,333		0	0	*
Gene Ramirez	268	268	**	0	0	*
RCG Capital Markets Group, Inc.	7,200	7,200	**	0	0	*
RC Roberts Trust Dated 8/2/1999(79)	215	215		0	0	*
Paul Richardson	216	216	**	0	0	*
Ricardo Rivas	2,160	2,160	**	0	0	*
RGR, Inc.	1,722	1,722		0	0	*
Robert E. Moore Trust(80)	4,203	4,203	(29)	0	0	*
R. Carlile Roberts	574	574		0	0	*
Jamie A. Robinson 1967 Trust	131,119	131,119		0	0	*
Wayne Rosen	1,666	1,666	**	0	0	*
Miguel J. Rosenfeld(81)	272,185	133,464		0	138,721	*
SBP Investments, Inc.(82)	1,722	1,722		0	0	*
SEIS Chukkers, S.A.(83)	30,258	30,258		0	0	*
S.F. Enterprises of Miami, Ltd.(84)	120,000	120,000		0	0	*
Alfredo Sanchez	3,875	3,875		0	0	*
Gerardo Sanchez	430	430		0	0	*
Richard Santulli	275,525	275,525		0	0	*
Sarati Ocean Corp.(85)	52,194	52,194		0	0	*
Eduardo Serra-Rexach	20,172	20,172		0	0	*
Shania Internacional, SA(86)	100,000	100,000		0	0	*
Michael Shillian	30,641	30,641	**	0	0	*
Alexandra Shiva	137,763	45,118		0	92,644	*
Steve Shiver	1,666	1,666	**	0	0	*
Neil Simon 1983 Trust	151,291	151,291		0	0	*
Sociedad Anonima Cientifica, SA	258	258		0	0	*
Soluciones De La Fuente(87)	4,203	4,203	(29)	0	0	*
Southrel Overseas, SA (88)	100,000	100,000		0	0	*
C. Austin Stephens	14,705	14,705		0	0	*
Michael Stern	8,407	8,407	(32)	0	0	*
Stichting Pensionenfonds ABP	774,019	774,019	(89)	642,857	0	*
Stichting Pensionenfonds Voor De Gezondheid, Geestelijke en Maatschappelijke Belangen	129,003	129,003	(90)	107,142	0	*
Strategic Growth International, Inc.(91)	120,000	120,000	**	0	0	*
South Bay Construction	1,300	1,300	**	0	0	*
Sun Equity Assets Limited(92)	4,002,234	4,002,234		0	0	*
TD Global Finance	16,762	16,762		0	0	*
Arielle Tepper	98,869	98,869		0	0	*
Top Products Investments(93)	75,000	75,000		0	0	*
Travel Horizons, Inc.(94)	12,611	12,611	(23)	0	0	*
Fernando Valverde	189,194	189,194		0	0	*
Norberto Vandroux	17,300	17,300		0	0	*
Arnold Verbeek	40,344	40,344		0	0	*
Vipasa International Investments Corp.(95)	519,070	519,070		0	0	*
Joseph R. Wright(96)	522,209	82,357		0	439,851	1.1

*	Less than one percent.

**	These shares may be acquired upon the exercise of outstanding warrants.

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We include shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of March 15, 2005, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group.

(2)	Assuming that all shares offered here are sold but no other securities held by the selling security holder are sold.

(3)	Ted L. Kretzschmar is the natural person who exercises voting and investment control over the shares.

(4)	Alexander Gallo is the natural person who exercises voting and investment control over the shares.

(5)	Includes 4,200 shares underlying exercisable warrants and 20,000 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(6)	Andrew Harrington is the natural person who exercises voting and investment control over the shares.

(7)	Guillermo Amore is a member of our Board of Directors.

(8)	Antonio Rodriguez is the natural person who exercises voting and investment control over the shares.

(9)	Gustavo Tavares is the natural person who exercises voting and investment control over the shares.

(10)	Joseph Steinberg is the natural person who exercises voting and investment control over the shares.

(11)	Antonio De Reguero is the natural person who exercises voting and investment control over the shares.

(12)	Includes 14,000 shares underlying exercisable warrants and 66,668 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(13)	Verny Huerta is the natural person who exercises voting and investment control over the shares.

(14)	Juan Vico is the natural person who exercises voting and investment control over the shares.

(15)	Marco Cuono, Attorney-in-Fact, is the natural person who exercises voting and investment control over the shares.

(16)	Willy A. Bermello is the natural person who exercises voting and investment control over the shares.

(17)	Edward R. Shohat is the natural person who exercises voting and investment control over the shares.

(18)	Kenneth I. Starr is the natural person who exercises voting and investment control over the shares.

(19)	Aviva Budd is our Senior Vice President of Business Development. Aviva Budd has a controlling interest (51%) in ARJ, LLC, another stockholder of ours. The remaining stockholders of ARJ are Ms. Budd’s children, Rachel Becker and Jonah Neuman, who each own a 24.5% interest in ARJ.

(20)	Vicente Perez Cisneros is the natural person who exercises voting and investment control over the shares.

(21)	Includes 28,000 shares underlying exercisable warrants and 133,336 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(22)	Christian Altaba is the natural person who exercises voting and investment control over the shares. Includes 333,340 shares of common stock which may be acquired upon conversion of shares of our series I convertible preferred stock and 70,000 shares underlying warrants.

(23)	Includes 2,100 shares underlying exercisable warrants and 10,000 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(24)	Ramon Montes is the natural person who exercises voting and investment control over the shares.

(25)	R. Alan Chase is the natural person who exercises voting and investment control over the shares.

(26)	Citigroup Global Markets Realty Corp. is the secured lender under our first mortgage loan described in this prospectus, for which it received customary fees and expenses (together with the warrants set forth opposite its name in this table), and Citigroup Global Markets Realty Corp. and its affiliates in the ordinary course of their business may from time to time provide investment and commercial banking or financial advisory services to us and our affiliates, for which they expect to receive customary fees and expenses. Citigroup Global Markets Realty Corp. is an affiliate of Citigroup Global Markets, Inc.

(27)	Manuel D. Medina is the natural person who exercises voting and investment control over the shares.

(28)	George Brandt is the natural person who exercises voting and investment control over the shares.

(29)	Includes 700 shares underlying exercisable warrants and 3,333 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(30)	Includes 420 shares underlying exercisable warrants and 2,000 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(31)	John and Ralph Doering are the natural persons who exercise voting and investment control over the shares.

(32)	Includes 1,400 shares underlying exercisable warrants and 6,666 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(33)	Seth P. Joseph and Jacqueline Joseph, Tenants by the Entireties are the natural persons who exercise voting and investment control over the shares.

(34)	Includes 750,000 shares underlying exercisable warrants.

(35)	Laurence M. Kashdin is the natural person who exercises voting and investment control over the shares.

(36)	Antonio S. Fernandez is a member of our Board of Directors.

(37)	Includes 6,666 shares of common stock which may be acquired upon conversion of our series I convertible preferred stock and 1,400 shares underlying exercisable warrants.

(38)	Jose Maria Figueres-Olsen is a former member of our Board of Directors.

(39)	Includes 20,000 shares of common stock underlying exercisable options.

(40)	Jean Edwards Kuriger is the natural person who exercises voting and investment control over the shares.

(41)	Lynn D. Dooley is the natural person who exercises voting and investment control over the shares.

(42)	Heinrich Adolf Hans Herweg is the natural person who exercises voting and investment control over the shares.

(43)	Includes 39,200 shares underlying exercisable warrants and 186,670 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(44)	Antonio Hernandez Mancha is the natural person who exercises voting and investment control over the shares.

(45)	Alberto De Palilo is the natural person who exercises voting and investment control over the shares.

(46)	J.L. Hoffman is the natural person who exercises voting and investment control over the shares.

(47)	Edward P. Jacobson serves as the President of Terremark Construction Services, Inc. and Terremark Technology Contractors, Inc. He served in the same capacity prior to the merger between Terremark Holdings and AmTec.

(48)	John H. Reynolds is the natural person who exercises voting and investment control over the shares.

(49)	Richard M. Siedel, Jr. and Ben S. Jaffe are the persons who exercise voting and investment control over the shares.

(50)	Joseph Dooley and Jean Edwards Kuriger are the natural persons who exercise voting and investment control over the shares.

(51)	Represents the shares held by Associated Resources, Inc. Mr. Steinberg is the natural person who exercises voting and investment control over these shares.

(52)	Craig Kirk is the natural person who exercises voting and investment control over the shares.

(53)	Includes 950 shares underlying exercisable warrants.

(54)	Paolo Amore is the natural person who exercises voting and investment control over the shares. Paolo Amore is the son of Guillermo Amore, one of our directors. Includes 5,880 shares underlying exercisable warrants. Includes 28,000 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(55)	Includes 56,000 shares underlying exercisable warrants and 266,672 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(56)	Lynn D. Dooley is the natural person who exercises voting and investment control over the shares.

(57)	Antonio Hernandez Mancha is the natural person who exercises voting and investment control over the shares.

(58)	Includes 25,000 shares underlying exercisable warrants.

(59)	Represents the shares held by Hugo Sabel, S.A. and MGM Mancha. Mr. Mancha is the natural person who exercises voting and investment control over these shares.

(60)	Guillermo Amore, one of our directors, is the natural person who exercises voting and investment control over the shares. Includes 5,600 shares underlying exercisable warrants. Includes 26,667 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(61)	Manuel Medina is our Chairman, President and Chief Executive Officer.

(62)	Jose Maria Isardo is the natural person who exercises voting and investment control over the shares.

(63)	Consists of shares of common stock underlying options granted to the holder by Paradise Stream (Delaware) Limited. These options bear an exercise price of $5.00 per share and expire on August 15, 2005.

(64)	Alberto Vega, Ocean Bank’s Chief Financial Officer, is the natural person who exercises voting and investment control over the shares.

(65)	Hector R. Vinas is the natural person who exercises voting and investment control over the shares.

(66)	Charles G. Palmer is the natural person who exercises voting and investment control over the shares.

(67)	Francis Lee is the natural person who exercises voting and investment control over the shares.

(68)	Richard Snyder and Roberta Snyder are the natural persons who exercise voting and investment control over the shares.

(69)	Bernadino de Paulo is the natural person who exercises voting and investment control over the shares.

(70)	Pascual J. Theodora is the natural person who exercises voting and investment control over the shares.

(71)	Patrick Theodora is the natural person who exercises voting and investment control over the shares.

(72)	Includes 7,000 shares underlying exercisable warrants and 33,334 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(73)	Casilda Cynthia de Raveneau is the natural person who exercises voting and investment control over the shares.

(74)	Includes 2,800 shares underlying exercisable warrants and 13,333 shares which may be acquired upon conversion of shares of our series I convertible preferred stock.

(75)	Orlando Guerrero Vargas is the natural person who exercises voting and investment control over the shares. Miguel Rosenfeld, one of our directors, has power of attorney to take action on behalf of Probedel S.A. as instructed by this entity. Mr. Rosenfeld does not have voting or investment control over the shares.

(76)	Roberto Solis Monsato is the natural person who exercises voting and investment control over these shares.

(77)	Includes 49,600 shares underlying exercisable warrants. Includes 93,335 shares of common stock which may be acquired upon conversion of shares of Series I preferred stock.

(78)	Beile Gross is the natural person who exercises voting and investment control over these shares. Miguel Rosenfeld, one of our directors, has power of attorney to take action on behalf of Quantum Overseas, Inc. as instructed by this entity. Mr. Rosenfeld does not have voting or investment control over the shares.

(79)	Mr. Roberts is the natural person who exercise voting and investment control over these shares.

(80)	Robert Moore is the natural person who exercises voting and investment control over the shares.

(81)	Miguel J. Rosenfeld is a member of our board of directors.

(82)	Arturo Ehrlich is the natural person who exercises voting and investment control over the shares.

(83)	Jose Miguel Alfaro Masis is the natural person who exercises voting and investment control over the shares.

(84)	Manolo Solares is the natural person who exercises voting and investment control over the shares.

(85)	Carlos Pedreschi is the natural person who exercises voting and investment control over the shares. Miguel Rosenfeld, one of our directors, has power of attorney to take action on behalf of Sarati Ocean Corp. as instructed by this entity. Mr. Rosenfeld does not have voting or investment control over the shares.

(86)	Rafael Acevedo is the natural person who exercises voting and investment control over the shares.

(87)	James Fry, Attorney in fact, is the natural person who exercises voting and investment control over the shares.

(88)	Rafael Acevedo is the natural person who exercises voting and investment control over the shares.

(89)	Includes 642,857 shares underlying exercisable warrants.

(90)	Includes 107,142 shares underlying exercisable warrants.

(91)	Stanley Altschuler is the natural person who exercises voting and investment control over the shares. In April, 2002, we appointed Strategic Growth International to serve as our investor relations advisor.

(92)	Francis Lee is the natural person who exercises voting and investment control over the shares.

(93)	Carlos Vasallo is the natural person who exercises voting and investment control over the shares.

(94)	Joshep Prost is the natural person who exercises voting and investment control over the shares.

(95)	Juan Vico is the natural person who exercises voting and investment control over the shares.

(96)	Joseph R. Wright is Vice-Chairman of our board of directors.

PLAN OF DISTRIBUTION

      We are registering the shares on behalf of the selling stockholders and the warrants on behalf of the selling warrantholders. The selling stockholders and selling warrantholders (or their pledgees, donees, transferees or other successors in interest selling shares or warrants received from a named selling stockholder or selling warrantholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell their shares and warrants offered by this prospectus to purchasers directly. Alternatively, the selling stockholders and selling warrantholders may offer the shares and warrants to or through underwriters, brokers/dealers or agents who may receive compensation in the form of discounts, concessions or commissions from selling stockholders, selling warrantholders or the purchasers of shares or warrants. The selling stockholders and selling warrantholders may pledge or grant a security interest in some or all of the common stock or warrants owned by them and, if any selling stockholders or selling warrantholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant common stock and warrants pursuant to this prospectus.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders or selling warrantholders and any underwriter, broker-dealer or agent regarding the sale of the common stock or warrants by the selling stockholders and the selling warrantholders. A selling stockholder or selling warrantholder may not sell any or all of the shares and the warrants offered by them pursuant to this prospectus. In addition, the selling stockholders and the selling warrantholders may transfer, devise or gift the shares or the warrants by other means not described in this prospectus.

      The selling stockholders and the selling warrantholders, and any underwriters, brokers/dealers or agents that participate in the distribution of the shares or the warrants may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares or the warrants and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

      The selling stockholders and the selling warrantholders, may sell the shares or the warrants in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of shares or warrants may be effected in transactions, which may involve crosses (in which the same broker acts as agent on both sides of the trade) or block transactions:

•	on any national securities exchange or quotation service on which the shares or the warrants may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market, including privately negotiated transactions directly with purchasers or through agents;

•	through the writing of options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	through any combination of the foregoing or by any other legally available means.

      Our common stock is listed on the American Stock Exchange under the symbol “TWW”. We do not intend to apply for listing of the warrants on any securities exchange or on any automated quotation system. Accordingly, a trading market or other avenue for liquidity may not develop for the warrants. See “Risk Factors–No public market exists for the warrants”.

      In connection with sales of the shares and the warrants or otherwise, selling stockholders or selling warrantholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares or the warrants in the course of hedging their positions. The selling stockholders or selling warrantholders may also sell shares or warrants short and deliver shares or warrants to close out short positions, or loan or pledge shares or warrants to broker-dealers that in turn may sell shares or warrants.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, or any other available exemption from registration under the Securities Act may be sold under Rule 144, or any of the other available exemptions rather than pursuant to this prospectus.

      Because the selling stockholders and the selling warrantholders, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling stockholders and the selling warrantholders, may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders and the selling warrantholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

      Upon being notified by a selling stockholder or a selling warrantholder that any material arrangement has been entered into with a broker-dealer for the sale of shares or warrants through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder or selling warrantholder and of the participating broker-dealer(s);

•	the number of shares or warrants involved;

•	the price at which the shares or warrants were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.

      Under agreements that may be entered into by selling stockholders or selling warrantholders, underwriters who participate in the distribution of shares or warrants may be entitled to indemnification by selling stockholders or selling warrantholders against specified liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in some circumstances, the selling stockholders and the selling warrantholders and control and other persons related to the foregoing persons against specified liabilities, including liabilities under the Securities Act. The selling stockholders and the selling warrantholders have agreed to indemnify us in specified circumstances, as well as specified related persons, against specified liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by them specifically for use in this prospectus.

      Pursuant to our agreement with the selling stockholders and the selling warrantholders, we will pay all expenses of the registration of the shares and the warrants, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders and the selling warrantholders will pay all underwriting discounts and selling commissions, if any associated with the sale of the shares and the warrants.

      The selling stockholders, the selling warrantholders and their respective affiliates in the ordinary course of their business have provided and may from time to time provide investment and commercial banking or financial advisory services to us and our affiliates, for which they have received or expect to receive customary fees and expenses.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, of counsel to Greenberg Traurig, is one of our directors. As of March 31, 2005, Mr. Rosen beneficially owned 130,134 shares of common stock, 39,000 of which are in the form of shares underlying options.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the securities being offered by this prospectus.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2005 have been so incorporated in reliance on the report (which appears under the heading “consolidated financial statements” in the Report of Independent Registered Certified Public Accounting Firm) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited historical financial statements included as Exhibit 99.2 to Terremark Worldwide, Inc.’s Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission (SEC). This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov. Copies of documents filed by us with the Securities and Exchange Commission are also available at the offices of The American Stock Exchange, which is located at 87 Trinity Place, New York, New York 10006. In addition, our Internet website, http://www.terremark.com, contains all of the annual, quarterly and special reports, proxy statements and other information we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.

      We incorporate by reference the documents listed below:

(1) our Annual Report on Form 10-K for the fiscal year ended March 31, 2005; and

(2) our Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005.

      All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

      You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Terremark Worldwide, Inc.

2601 S. Bayshore Drive
Miami, Florida 33133
Attn: Adam Smith, Corporate Secretary
(305) 856-3200

25,161,039 Shares of

Common Stock

2,000,000 Warrants to Purchase

Common Stock

TERREMARK WORLDWIDE, INC.

PROSPECTUS

 July   , 2005

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$9,853
Printing and engraving expenses	80,000
Accounting fees and expenses	30,000
Legal fees and expenses	145,000
American Stock Exchange listing fees	45,000
Miscellaneous	146

TOTAL	$310,000

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. The Registrant’s bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as our director and our stockholders. This provision in the certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $10,000,000.

Item 15.	Recent Sales of Unregistered Securities

      On April 6, 2005, we issued warrants to purchase 7,200 shares of our common stock at an exercise price equal to $6.90 per share to RCG Capital Markets Group, Inc. pursuant to a prior agreement in connection with RCG providing public relations consulting services to us.

      On March 1, 2005, we issued warrants to purchase 10,000 shares of our common stock at an exercise price equal to $7.20 per share to Aperture Research, Inc. in connection with Aperture providing consulting services to us in the areas of network architecture and design, deployment and operation of service provider platforms, optical network architecture, network and system integration efforts, voice and multimedia networking, and security.

      On December 31, 2004, as part of the financing for our purchase of TECOTA, we issued and sold 306,044 shares of our common stock valued at $2.0 million to Falcon Mezzanine Partners, L.P. and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke

Belangen and Stichting Pensioenfonds ABP, two fund affiliated with AlpInvest Partners. We refer to Falcon and its co-investors, collectively, as the Falcon investors. Also, in connection with these financings, we issued to Citigroup Global Markets Realty Corp., our senior lender, for no additional consideration, warrants to purchase an aggregate of 500,000 shares of our common stock. These warrants expire on December 31, 2011 and are divided into four equal tranches that differ only in respect of the applicable exercise prices, which are $6.80, $7.40, $8.10 and $8.70, respectively. We also issued to the Falcon investors, for no additional consideration, warrants to purchase an aggregate of 1.5 million shares of our common stock. These warrants expire on December 30, 2011 and are divided into four equal tranches that differ only in respect of the applicable exercise prices, which are $6.90, $7.50, $8.20 and $8.80, respectively. On April 14, 2005, the United States Securities and Exchange Commission declared effective a registration statement covering these warrants and shares.

      On September 30, 2004, our Chairman and CEO repaid his outstanding $5 million loan from us, plus accrued interest, by tendering to us approximately 770,000 shares of Terremark common stock. The 770,000 shares tendered to us were immediately retired. These shares were valued at $6.50 per share by our Board of Directors. As a result, we recognized an expense of approximately $77,000 which represents the difference between our estimated value of the shares tendered and the $6.40 closing price of our common stock on September 28, 2004, the date the agreement to tender the 770,000 shares was approved by our Board.

      On June 14, 2004, we privately placed $86.25 million in aggregate principal amount of 9% senior convertible notes due June 15, 2009 at 100% of the face value of the notes. The initial purchaser was McMahan Securities Co. L.P. We used a portion of the net proceeds from this offering to pay all of our previously outstanding debt. The balance of the proceeds will be used for possible acquisitions and for general corporate purposes, including working capital and capital expenditures. The notes are convertible at the option of the holders into our common stock at $12.50 per share. We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. We filed a registration statement covering the notes and the common stock with the Securities and Exchange Commission on December 10, 2004, which was declared effective by the commission on December 21, 2004. As a result, we were required to pay liquidated damages to the noteholders equal to one-half of one percent (50 basis points) per annum per $1,000 principal amount of the notes. These damages stopped accruing on December 10, 2004, but resumed when the registration statement was not declared effective by December 11, 2004 and extended to December 21, 2004. Ultimately, we incurred and paid approximately $118,000 of damages due to the late filing of this registration statement. In connection with the offering, we paid McMahan Securities Co. L.P. approximately $5.3 million in fees and commissions and delivered to it a warrant to purchase 181,578 shares of our common stock at $9.50 per share, which expires on June 14, 2007.

      In May 2004, we issued three senior secured promissory notes in favor of Veritas High Yield Arbitrage I Fund, LLC, Veritas High Yield Arbitrage II Fund, LLC, and Veritas High Yield Arbitrage Fund, (Bermuda) Ltd., whom we refer to as the Veritas lenders, for the aggregate amount of $5.2 million. The notes accrued interest at 12% per annum, were payable monthly based on original face amount, and were set to mature on October 29, 2004, with prepayment permitted without penalty after the first month. The notes were paid in full in June 2004. In connection with the issuance of these secured notes, we also issued warrants to purchase 20,000 shares of our common stock in favor of the Veritas lenders with a strike price of $0.10, which expire two years after the effective date of the registration statement for the underlying common stock. We agreed to file a registration statement covering the shares of common stock underlying the warrants and to use our best efforts to cause the registration statement to become effective by August 15, 2004. Since we had not filed this registration statement as of August 15, 2004, we were required by the terms of the warrants to place 20,000 registered shares of common stock in escrow. Prior to our being able to arrange this escrow, the Veritas lenders exercised their warrants. In order to comply with the warrant exercise, we asked Miguel Rosenfeld, one of our directors, to transfer 20,000 registered shares to the Veritas lenders in exchange for our agreement to issue to him 20,000 unregistered shares which we agreed to register in the future. We paid a finder’s fee of $130,000 to McMahan Securities Co. L.P. in connection with the issuance of notes and warrants to the Veritas lenders. There is certain common ownership between the Veritas lenders and McMahan Securities Co. L.P.

      On March 31, 2004, we issued 400 shares of series I convertible preferred stock for $7.3 million in cash and $2.7 million in promissory notes and other receivables, together with warrants to purchase 280,000 shares of our common stock. We have collected all amounts due under the promissory notes. The series I preferred stock is convertible into shares of our common stock at $7.50 per share. In January 2007, the series I preferred stock dividend rate will increase to 10% per year until January 2009 when it increases to 12%. Dividends are payable, at our discretion, in shares of our common stock or cash. We have the right to redeem the series I preferred stock at $25,000 per share plus accrued dividends at any time after December 31, 2004. As of March 31, 2005, holders of an aggregate of 17 shares of the series I preferred stock have converted their shares into 55,333 shares of our common stock.

      On April 30, 2003, we issued 10% subordinated secured convertible debentures due April 30, 2006 for an aggregate principal amount of $25.0 million. The debentures are convertible into shares of our common stock at $5.00 per share. Interest is payable quarterly beginning July 31, 2003. The debentures were issued in exchange for $10.3 million in cash, $9.5 million in a promissory note due in full August 15, 2003 and $5.2 million of notes payable converted to the subordinated debentures. Included in the $5.2 million is $2.0 million of cash received in March 2003 in anticipation of the debenture transaction. As of June 1, 2004, all holders of the 10% debentures converted their debentures into shares of our common stock.

      During the quarter ended December 31, 2002, debt holders entered into irrevocable agreements to convert approximately $17.1 million of debt and accrued interest into our common stock at $7.50 per share. The debt holders included Miguel Rosenfeld and Joseph Wright, members of our board of directors, who each converted approximately $517,000 in debt. This transaction closed in January 2003 and resulted in a $4.9 million inducement charge. At closing, we issued approximately 2.2 million shares of our common stock.

      In August 2002, we issued warrants to purchase 10,000 shares of our common stock in a private offering to accredited investors for an aggregate purchase price of $61,000 pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation D promulgated thereunder. The warrants were subsequently converted into 10,000 shares of our common stock.

      In June 2002, the NAP de las Americas-Madrid purchased 500,000 shares of our common stock at $10.00 per share. The shares were sold pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation S promulgated thereunder. In the Share Purchase Agreement with the NAP de las Americas — Madrid, we agreed that if prior to June 13, 2003 we engaged in certain issuances of our common stock, we would issue to the NAP de las Americas — Madrid that number of additional shares of common stock determined by a formula in the Share Purchase Agreement. In August 2002, we sold approximately 1.7 million shares at $5.80 per share, and, as a result NAP de las Americas — Madrid had the right to invoke the anti-dilution provision of the Share Purchase Agreement and request that we issue additional shares to NAP de las Americas — Madrid in accordance with the anti-dilution adjustments described above. NAP de las Americas — Madrid did not request those shares until July 2003 and, as a result, we issued an additional 365,201 shares of common stock to the NAP de las Americas — Madrid.

      These offers and sales of our common stock were exempt from the registration requirements of the Securities Act of 1933, as amended, as the common stock was sold to accredited investors pursuant to Regulation D and to non-United States persons in offshore transactions pursuant to Regulation S.

Item 16.	Exhibits

      The following exhibits, which are furnished with this Registration Statement on Form S-3 or incorporated herein by reference, are filed as part of this Registration Statement on Form S-3.

Exhibit
Number	Exhibit Description

1.1	Form of Underwriting Agreement related to the Company’s offering of common stock on March 14, 2005 (previously filed as an exhibit to the Company’s registration statement filed on February 3, 2005)
3.1	Certificate of Merger of Terremark Holdings, Inc. with and into AmTec, Inc. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.2	Restated Certificate of Incorporation of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.3	Certificate of Amendment to Certificate of Incorporation of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 filed on December 21, 2004)
3.4	Restated Bylaws of the Company (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2002)
3.5	Certificate of Designations of Preferences of Series G Convertible Preferred Stock of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.6	Certificate of Designations of Preferences of Series H Convertible Preferred Stock of the Company (previously filed as exhibit 3.5 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
3.7	Certificate of Designations of Preferences of Series I Convertible Preferred Stock of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/ A filed on March 17, 2004)
3.8	Certificate of Amendment to Certificate of Incorporation of the Company (previously files as an exhibit to the Company’s current report on Form 8-K filed on May 18, 2005)
4.1	Specimen Stock Certificate (previously filed as exhibit to the Company’s current report on Form 8-K filed on May 18, 2005)
4.4	Form of Warrant for the Purchase of Common Stock (previously filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 15, 2003)
4.5	Indenture dated June 14, 2004 including form of 9% Senior Convertible Note due 2009 (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004)
5.1	Opinion of Greenberg Traurig, P.A.**
10.1	1995 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.2	1996 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.3	Form of Indemnification Agreement for directors and officers of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3, as amended, filed on March 11, 2003)
10.4	Employment Agreement with Manuel Medina (previously filed as exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
10.5	Amendment to Employment Agreement with Manuel Medina (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001)
10.7	Net Premises Lease by and between Rainbow Property Management, LLC and Coloconnection, Inc. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 15, 2003)

Exhibit
Number	Exhibit Description

10.13	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,278,205 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.14	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,406,795 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.15	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 200,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.16	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 115,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.17	Amended and restated 2000 Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2004)
10.18	2000 Directors’ Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2002)
10.19	Agreement between Fundacao De Amparo A Pesquisa Do Estado De Sao Paulo — FAPESP and Terremark Latin America (Brazil) Ltda. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/ A filed on December 22, 2003)
10.20	Employment Agreement with Jose A. Segrera dated September 8, 2001 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.21	Employment Agreement with Jose E. Gonzalez dated November 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.23	Employment Agreement with Jamie Dos Santos dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.24	Employment Agreement with Marvin Wheeler dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.26	Loan Agreement dated as of December 31, 2004 (the “Loan Agreement”), by and among Technology Center of the Americas, LLC, as Borrower, Citigroup Global Markets Realty Corp., as Agent and each Lender signatory thereto (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.27	Form of Warrant Certificate of Terremark Worldwide, Inc. issued to Citigroup Global Markets Realty Corp. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.28	Purchase Agreement dated as of December 31, 2004, among Terremark Worldwide, Inc., as Issuer, the guarantors named therein, FMP Agency Services, LLC, as agent, and each of the purchasers named therein (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.29	Security Agreement dated as of December 31, 2004, by Terremark Worldwide, Inc., as Issuer, the guarantors named therein and FMP Agency Services, LLC, as Agent (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.30	Registration Rights Agreement dated as of December 31, 2004 among Terremark Worldwide, Inc. and Falcon Mezzanine Partners, LP, Stichting Pensioenfonds ABP and Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen (the “Purchasers”) (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.31	Form of Warrant Certificate of Terremark Worldwide, Inc. issued to the Purchasers (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.32	Form of Note of Terremark Worldwide, Inc. issued to the Purchasers (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)

Exhibit
Number	Exhibit Description

10.33	Guaranty of Nonrecourse Obligations executed by the Company in favor of Citigroup Global Markets Realty Corp., as agent, for the benefit of the lenders to the Loan Agreement (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 filed on February 3, 2005)
10.34	Employment Agreement with John Neville dated April 18, 2005 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed on June 29, 2005)
21	Subsidiaries of the Company (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed on June 29, 2005)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Greenberg Traurig P.A. (included in Exhibit 5.1)**
24.1	Powers of Attorney (included on signature pages hereto)**

*	Filed herewith.

**	Previously filed.

Item 17.	Undertakings

      The registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or From F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

6. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on July 14, 2005.

TERREMARK WORLDWIDE, INC.

By:	/s/ MANUEL D. MEDINA

Manuel D. Medina
Chairman of the Board, President and Chief
Executive Officer (Principal Executive Officer)

By:	/s/ JOSE A. SEGRERA

Jose A. Segrera
Chief Financial Officer (Principal Financial and Accounting Officer)

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MANUEL D. MEDINA Manuel D. Medina, on behalf of himself as well as attorney-in-fact	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 14, 2005

* Guillermo Amore	Director	July 14, 2005

* Timothy Elwes	Director	July 14, 2005

* Fernando Fernandez-Tapias	Director	July 14, 2005

* Hon. Arthur L. Money	Director	July 14, 2005

* Marvin S. Rosen	Director	July 14, 2005

* Miguel J. Rosenfeld	Director	July 14, 2005

* Joseph R. Wright, Jr.	Director	July 14, 2005

Signature		Title	Date

* Rodolfo A. Ruiz		Director	July 14, 2005

* Antonio S. Fernandez		Director	July 14, 2005

* José A. Segrera		Chief Financial Officer (Principal Financial and Accounting Officer)	July 14, 2005

*By:	/s/ MANUEL D. MEDINA Manuel D. Medina Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP